UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 23, 2026, YY Group Holding Limited, a British Virgin Islands Company (“YY Group” or the “Company”), by a resolution of the board resolution pursuant to Regulation 8.14 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Board Resolution”), approves and authorizes the payment of one-time performance bonuses for professional services rendered during the fiscal year ended December 31, 2025, to the following directors of the Company as set forth in the schedule below (collectively, the “Bonuses”):

1)	Ms. Zhang Fan, in her capacity as Business Development Director of the Company, was awarded a one-time performance bonus in the amount of US$200,000.

2)	Mr. Fu Xiaowei, in his capacity as Executive Director of the Company, was awarded a one-time performance bonus in the amount of US$300,000.

The Bonuses were fully funded and paid by the Company on June 23, 2026, in the form of cash.

A copy of the Board Resolution is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Board Resolution dated June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: June 26, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

3